(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 001-51037

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SFSB, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1614 Churchville Road,

Address of Principal Executive Office (Street and Number)

Bel Air, Maryland 21015

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We currently hold a 19% participation (approximately $1,080,183 in unpaid principal balance) in a commercial land acquisition and development loan. Although this loan became delinquent earlier in the year, we had continued to accrue interest on the loan because we believed that collection of all principal and interest on the loan was probable. Previously, we reported that we expected that a national homebuilder would purchase the property to build residential units as soon as the borrower developed the property to “record plat” stage, at which time the loan would be paid in full, and that we expected that to occur prior to the end of the year.

On November 9, 2005, we determined to place the loan on non-accrual status. Because our Form 10-QSB for the period ending September 30, 2005, was not filed by the time this decision was made, we were required to reverse the accrual of interest income associated with this loan in our interim statements for the quarter ended September 30, 2005. As a result of this late development, we are unable to timely complete our Form 10-QSB for the period ending September 30, 2005.

Interest income for the three and nine months ending September 30, 2005 was adversely affected by the decision on November 9, 2005 to place the loan on non-accrual status. When a loan is classified as non-accrual, we no longer accrue interest on the loan and reverse any interest previously accrued but not collected. During the three and nine months ended on September 30, 2004, we recognized interest income of $14,179 and $41,277 on this loan.

We are working diligently to complete our analysis of the changes required to be made to our Form 10-QSB for the period ending September 30, 2005 and intend to file the Form 10-QSB within the prescribed period allowed by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sophie T. Wittelsberger (Name)	(443) (Area Code)	265-5570 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There will be a significant change in the results of operations for the three months ended September 30, 2005 as compared to the three months ended September 30, 2004. We estimate net income for the three months ended September 30, 2005 will be $21,130, as compared to $138,472 for the three months ended September 30, 2004.

A significant reason for the decline was an increase in non-interest expense. Non-interest expense was $953,480 for the three months ended September 30, 2005 as compared to $718,278 for the three months ended September 30, 2004, an increase of $235,202, or 32.75%. The increase was due primarily to a $105,611 increase in compensation and related expenses and a $104,868 increase in other expenses, consisting primarily of network support and maintenance, professional services, and office supplies. The increase in compensation and related expenses reflected, among other items, the hiring of temporary security personnel at the Bel Air location in response to a robbery in January 2005, annual salary increases, and the accrual of non-cash compensation under Employee Stock Ownership Plan, Stock Option Plan and Recognition and Retention Awards Plan expenses in the current quarter (none in 2004). We have determined that security at the Bel Air location is adequate and we will cease incurring this additional expense after November 2005. Much of the increase in professional services expenses was directly related to being a public company.

Another reason for the decline was the adverse affect to interest income as a result of the decision on November 9, 2005 to place the acquisition and development loan on non-accrual status. During the three months ended September 30, 2005, we reversed $48,830 of interest income as a result of this action. During the three months ended September 30, 2004, we recognized interest income of $14,179 on this loan.

We estimate net income for the nine months ended September 30, 2005 will be $211,498, as compared to $203,067 for the nine months ended September 30, 2004. During the nine month periods, non-interest income increased by $143,482, from $28,698 for the nine months ended September 30, 2004 to $172,180 for the nine months ended September 30, 2005. The increase between the nine-month periods was due to a non-recurring loss on the sale of our ground rent portfolio during the second quarter of 2004 of $102,166. Also, during the nine months ended September 30, 2004, we recognized interest income of $41,277 on the acquisition and development loan referred to above compared to none for the nine months ended September 30, 2005.

SFSB, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005	By:	/s/ Sophie T. Wittelsberger